Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, California 94404

February 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Burton
Sasha Parikh
Chris Edwards
Celeste Murphy

Re:	Terns Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-252180)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-252180) (the “Registration Statement”) of Terns Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 4, 2021, or as soon as practicable thereafter, or at such other time as our legal counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or Michael Podolny at (650) 470-4984.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

TERNS PHARMACEUTICALS, INC.

By:	/s/ Senthil Sundaram
Senthil Sundaram
Chief Executive Officer

CC:	Bryan Yoon, Terns Pharmaceuticals, Inc.
Nathan Ajiashvili, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP
Michael Podolny, Latham & Watkins LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP